Exhibit 99.1

For immediate release

PreMD Reports Second Quarter Results

 Advances product pipeline; new regulatory submissions expected before year end

Toronto, Ontario (August 9, 2006) - - Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) today announced results for the second quarter of fiscal 2006 ended June 30, 2006 (Q2 2006).

Recent Highlights
•
Exceeded the enrollment target in the 600-subject PASA study with a total of 650 patients enrolled. This study is aimed at expanding PREVU* Point of Care (POC) Skin Sterol Test’s regulatory claim in the United States to include risk assessment of heart attack and stroke;

•
Reported positive preliminary data on PREVU* LT Skin Sterol Test from the life insurance industry study (PREPARE) that demonstrated statistically significant relationships and is supportive of the study’s primary objective;

•	Submitted a Special 510(k) application to U.S. Food and Drug Administration (FDA) for clearance of an enhanced color reader for PREVU* POC;
•
Received clearance from Health Canada’s Therapeutic Products Directorate as well as a Conformité Européene (CE) Mark for the new color reader, which validates the viability of the product and allows it to be marketed in Canada and in the European Union; and

•	Presented data on a new LungAlert™ test format at the American Association for Clinical Chemistry Annual Meeting.

The consolidated net loss for Q2 2006 was $2,115,000 or $0.10 per share compared with a loss of $1,455,000 or $0.07 per share for the quarter ended June 30, 2005 (Q2 2005). For the six months ended June 30, 2006, the net loss was $4,489,000, or $0.21 per share, compared with $2,757,000, or $0.13 per share for the six months ended June 30, 2005, primarily due to increased research and development expenses related to the acceleration of clinical trials in 2006 and to interest and imputed interest expenses on convertible debentures issued on August 30, 2005. The Company expects research and development expenses to return to lower than historical levels in the second half of fiscal 2006. Cash used to fund operating activities during Q2 2006 amounted to $1,835,000 compared with $1,164,000 in Q2 2005, the increase resulting from increased expenditures on clinical trials.

Total product related sales to McNeil Consumer Healthcare were $5,000 for Q2 2006 compared with $333,000 for Q2 2005. McNeil continues to use inventory purchased in 2005 for sales and marketing proposals to potential customers and has purchased only a small quantity of new products so far in 2006. License revenue was $80,000 for Q2 2006, approximately the same as for Q2 2005.

PreMD Reports Second Quarter Results	1

“We are pleased with the advancements we are making, particularly with the completion of enrollment in the PREPARE and PASA clinical trials,” said Dr. Brent Norton, President and Chief Executive Officer. “Preliminary results from PREPARE are positive and we are moving quickly to complete the analysis while working with McNeil Consumer Healthcare to finalize the regulatory and marketing strategies for PREVU* LT in 2006. We will also be analyzing the data from PASA in the coming months and expect to be in a position to make various regulatory submissions to the FDA and regulatory authorities in Canada and Europe before the end of the year. Additionally, we have expanded enrollment in the I-ELCAP trial, which we expect to provide important new data on LungAlert™ later this year.”

Outlook
“We believe that a number of McNeil’s market evaluations for PREVU* are gaining traction, which we expect to see build through the year, particularly as the new reader becomes available,” continued Dr. Norton. “We are making excellent progress against our objectives and anticipate revenues and additional milestone payments related to the successful completion of our strategic objectives. As these goals are achieved, we expect to move toward breaking even, possibly by the end of 2006.”

PreMD’s near-term objectives include:

•	Achieve regulatory clearance for PREVU* LT to enable marketing launch;
•	Achieve new regulatory claim for PREVU* in the U.S. as a test to predict risk of heart attack and stroke;
•	Complete analysis of new LungAlert™ data and expand participation in I-ELCAP to additional sites;
•	Complete pivotal study for the breast cancer test at the University of Louisville and initiate an additional clinical trial for ColorectAlert™; and
•	Conclude a strategic partnership for PreMD’s cancer products.

PREVU* Commercialization Update

McNeil is advancing initiatives in targeted segments of the risk assessment market as well as the life insurance industry:

•
McNeil will showcase the new handheld PREVU* POC spectrometer to cardiologists and other medical professionals at the World Congress of Cardiology 2006, an event organized by the European Society of Cardiology and the World Heart Federation, to be held in Barcelona, Spain in September.

•
McNeil’s pilot program with Costco, held at two retail locations in Florida in March, is expected to be rolled out to additional stores in the southeastern U.S. in the fourth quarter. Additionally, McNeil is working to significantly extend its previous retail pilot program with Wal-Mart in Quebec this fall in response to favorable customer and retailer feedback.

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•
McNeil has completed a sales broker contract with Medivon, LLC, a Florida-based healthcare company that provides heart disease risk assessment programs. Medivon has selective rights in the U.S. to promote the use of PREVU* POC with selected customers.

•
In the life insurance market, McNeil’s efforts to raise awareness of PREVU* LT with life insurance companies include presentations at the recent annual meetings of the Canadian Institute of Underwriters (CIU) and the SouthEastern Home Office Underwriters’ Association (SEHOUA).

•
McNeil continues to evaluate opportunities in the occupational health market, which includes employee health fairs and programs, and has established an industry advisory board. This advisory board met in May at the American College of Occupational and Environmental Medicine conference to discuss PREVU* POC and establish contacts with industry thought leaders.

Financial Review
During Q2 2006, the Company focused on accelerating key clinical trials to obtain additional claims for PREVU* POC and to obtain regulatory clearance for PREVU* LT, the company’s skin sterol test for the life insurance industry. As a result, research and development expenditures increased by $665,000 to $1,470,000 from $805,000 in Q2 2005. The variance for the quarter reflects:
•
an increase of $851,000 in spending on clinical trials for the company’s family of skin sterol tests, particularly related to the PREPARE and PASA trials, as well as clinical trials for the lung, colorectal and breast cancer technologies;

•	a decrease of $85,000 in legal fees on intellectual property; and
•	a decrease of $96,000 in subcontract research due to the completion of the development of the second-generation spectrometer.

Total research and development expenditures for the six months ended June 30, 2006 and 2005 amounted to $2,986,000 and $1,448,000, respectively. As a result of the completion of enrolment in the above-noted trials, clinical trial costs are expected to decline significantly for the balance of 2006.

General and administration expenses amounted to $689,000 for Q2 2006 compared with $770,000 in Q2 2005, a decrease of $81,000. The decrease for the quarter reflects a decrease of $74,000 in expenses related to investor communications. For the six months ended June 30, 2006, general and administration expenses amounted to $1,266,000, a decrease of $269,000 from the corresponding period in 2005.

Interest on convertible debentures (issued on August 30, 2005) amounted to $173,000 in Q2 2006 compared with nil in Q2 2005. For the six months ended June 30, 2006, interest amounted to $338,000 compared with nil for the corresponding period in 2005. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or common shares. The expense for Q2 2006 was paid in common shares, of which 40,561 were issued during the quarter and 31,065 were issued subsequent to the quarter, on July 5, 2006.

PreMD Reports Second Quarter Results	3

Imputed interest for the three and six months ended June 30, 2006 amounted to $205,000 and $404,000, respectively, compared with nil for the corresponding periods in 2005. It is a non-cash expense and represents the amortization of the fair value of the warrants and equity component of the debentures over the life of the debentures.

Amortization expenses for equipment and acquired technology for Q2 2006 amounted to $46,000 compared with $54,000 for Q2 2005. For the six months ended June 30, 2006 and 2005, amortization amounted to $89,000 and $106,000, respectively. Purchases of capital assets amounted to $3,000 during Q2 2006 compared with $81,000 in Q2 2005.

Amortization of deferred financing fees related to the convertible debentures amounted to $32,000 in Q2 2006 ($65,000 for the six months ended June 30, 2006) compared with nil in Q2 2005. The financing fees are being amortized over the life of the convertible debentures.

The gain on foreign exchange for Q2 2006 amounted to $278,000 compared with $12,000 for the corresponding period in 2005. Included in the gain for 2006 is $425,000 resulting from the effects of foreign exchange on the convertible debentures which are repayable in U.S. dollars. It is partially offset during the quarter by a loss on the revaluation of investments held in U.S. dollars, amounting to $163,000. For the six months ended June 30, 2006 and 2005, the gain on foreign exchange amounted to $215,000 and $13,000, respectively.

Refundable scientific investment tax credits (ITCs) accrued for Q2 2006 amounted to $70,000 versus $48,000 for Q2 2005. For the six months ended June 30, 2006 and 2005, the ITC revenue amounted to $130,000 and $98,000, respectively.

Interest income amounted to $70,000 for Q2 2006 compared with $22,000 for Q2 2005 as a result of higher cash balances. For the six months ended June 30, 2006 and 2005, interest income amounted to $157,000 and $51,000, respectively.

As at June 30, 2006, PreMD had cash, cash equivalents and short-term investments totaling $5,888,000 ($8,679,000 as at December 31, 2005). The Company invests its funds in short-term financial instruments and marketable securities. Cash used to fund operating activities during Q2 2006 amounted to $1,835,000 compared with $1,164,000 in Q2 2005, the increase resulting from the increased expenditures on clinical trials.

To date, the Company has financed its activities through product sales, license revenues, the issuance of shares and convertible debentures and the recovery of ITCs. Management believes that clinical trial expenses will be reduced dramatically for the balance of 2006 and for 2007 and that, based on historic cash expenditures and the current expectation of further revenues from product sales, royalties and license fees, its existing cash resources together with the ITC receivable of $330,000 will be sufficient to meet its current operating and capital requirements through at least 2008.

Conference Call and Webcast
PreMD will hold a conference call and webcast tomorrow, Thursday, August 10, 2006, at 10 a.m. ET. To access the conference call, please dial 1-800-866-5043. A live audio webcast will be available at www.premdinc.com, and will be subsequently archived for three months. To access the replay via telephone, which will be available until Thursday, August 17, 2006, please dial (416) 640-1917 or (877) 289-8525 and enter the passcode 21199051#.

PreMD Reports Second Quarter Results	1

About PreMD Inc.
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are licensed worldwide to McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com. For more information about PREVU*, please visit www.prevu.com or call 1-866-283-8328 (North America) or 00-800-8283-8328 (Europe), or email yourvoice@mccca.jnj.com.

This news release contains forward-looking statements, including the Company’s expectations related to future performance.. Known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements include, among others: the successful and timely completion of clinical studies; the successful development or marketing of the Company’s products and the competitiveness of the Company’s products if successfully commercialized; whether reimbursement for the Company’s products will be available and the potential impact of reimbursement policies imposed by third-party payers on the development, usage and pricing of the Company’s products; the lack of operating profit and availability of funds and resources to pursue R&D projects and clinical trials; product liability; the Company’s reliance on third-party manufacturers; the ability of the Company to take advantage of business opportunities; uncertainties related to the Company’s presentation of data to regulatory authorities and the approval of marketing applications by regulatory authorities; and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors and there can be no guarantee of the Company’s ability to obtain or maintain patent protection for its products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions, available at www.sedar.com and www.sec.gov, for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company is providing this information as of the date of this news release and does not undertake any obligation to update any forward-looking statements contained in this news release as a result of new information, future events or otherwise.

*Trademark
# # #
For more information, please contact:
Sarah Borg-Olivier	Ron Hosking
Director, Communications	Chief Financial Officer
T: (416) 222-3449	T : (416) 222-3449
sbolivier@premdinc.com	rhosking@premdinc.com

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PreMD Inc.
Incorporated under the laws of Canada

CONSOLIDATED BALANCE SHEETS
[In Canadian dollars]

As at June 30, 2006 and December 31, 2005
Unaudited
	June 30,	December 31,
	2006	2005
	$	$
ASSETS
Current
Cash and cash equivalents	90,801	773,199
Short-term investments	5,797,510	7,905,883
Accounts receivable	─	881,891
Inventory	35,638	36,306
Prepaid expenses and other receivables	225,603	317,264
Investment tax credits receivable	330,000	200,000
Total current assets	6,479,552	10,114,543
Deferred financing fees, net of accumulated amortization of $108,157 [2005 - $43,059]	412,627	477,725
Capital assets, net of accumulated amortization of $782,589 [2005 - $721,784]	370,746	410,636
Acquired technology, net of accumulated amortization of $885,999 [2005 - $856,970]	261,257	290,286
	7,524,182	11,293,190

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable	721,748	291,125
Accrued liabilities	665,719	655,113
Current portion of deferred revenue	306,900	311,915
Total current liabilities	1,694,367	1,258,153
Convertible debentures [note 3]	5,913,256	5,893,340
Deferred revenue	2,143,823	2,297,400
Total liabilities	9,751,446	9,448,893

Shareholders' equity (deficiency)
Capital stock [note 5]	24,546,459	24,449,826
Contributed surplus [note 5]	2,161,979	1,840,979
Equity component of convertible debentures [note 3]	2,393,145	2,393,145
Warrants	1,373,718	1,373,718
Deficit	(32,702,565)	(28,213,371)
Total shareholders' equity (deficiency)	(2,227,264)	1,844,297
	7,524,182	11,293,190
See accompanying notes

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PreMD Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[In Canadian dollars]

Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
	$	$	$	$
REVENUE
Product sales	5,015	332,701	5,132	345,060
License revenue	79,624	78,081	156,675	154,806
	84,639	410,782	161,807	499,866
Cost of product sales	4,255	319,322	4,383	330,551
Gross Profit	80,384	91,460	157,424	169,315

EXPENSES
Research and development	1,469,815	805,088	2,985,524	1,447,574
General and administration	688,617	769,537	1,265,865	1,534,912
Interest on convertible debentures	172,623	─	338,137	─
Imputed interest on convertible debentures	205,269	─	404,132	─
Amortization	77,561	53,705	154,932	106,011
Gain on foreign exchange	(277,675)	(11,537)	(215,043)	(13,047)
	2,336,210	1,616,793	4,933,547	3,075,450

RECOVERIES AND OTHER INCOME
Investment tax credits	70,000	47,923	130,000	97,923
Interest	70,394	22,383	156,929	51,273
	140,394	70,306	286,929	149,196
Net loss for the period	(2,115,432)	(1,455,027)	(4,489,194)	(2,756,939)

Deficit, beginning of period	(30,587,133)	(24,525,578)	(28,213,371)	(23,223,666)
Deficit, end of period	(32,702,565)	(25,980,605)	(32,702,565)	(25,980,605)

Basic and diluted loss per share	$(0.10)	$(0.07)	$(0.21)	$(0.13)

Weighted average number of common shares outstanding	21,566,994	21,529,262	21,559,121	21,434,065
See accompanying notes

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PreMD Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[In Canadian dollars]

Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
	$	$	$	$
OPERATING ACTIVITIES
Net loss for the period	(2,115,432)	(1,455,027)	(4,489,194)	(2,756,939)
Add items not involving cash
Amortization	77,561	53,705	154,932	106,011
Stock-based compensation costs included in:
Research and development expense	58,904	58,122	94,719	88,443
General and administration expense	173,741	183,477	243,212	282,027
Imputed interest on convertible debentures	205,269	─	404,132	─
Interest on convertible debentures paid in stock	79,702	─	79,702	─
Deduct gain on foreign exchange	(277,675)	(11,537)	(215,043)	(13,047)
Net change in non-cash working capital balances related to operations [note 6]	44,745	83,858	1,296,533	(444,739)
Decrease in deferred revenue	(81,867)	(76,725)	(158,592)	(153,450)
Cash used in operating activities	(1,835,052)	(1,164,127)	(2,589,599)	(2,891,694)

INVESTING ACTIVITIES
Short-term investments	1,695,094	1,009,887	1,881,904	2,645,617
Purchase of capital assets	(2,817)	(80,511)	(20,915)	(115,776)
Cash provided by investing activities	1,692,277	929,376	1,860,989	2,529,841

FINANCING ACTIVITIES
Issuance of capital stock, net of issue costs	─	─	─	198,400
Cash provided by financing activities	─	─	─	198,400

Effect of exchange rate changes on cash and cash equivalents	4,145	1,270	46,212	(844)

Net decrease in cash and cash equivalents during the period	(138,630)	(233,481)	(682,398)	(164,297)

Cash and cash equivalents
-Beginning of period	229,431	308,642	773,199	239,458
-End of period	90,801	75,161	90,801	75,161

Represented by:
Cash	90,801	75,161	90,801	75,161
	90,801	75,161	90,801	75,161
See accompanying notes

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